

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2014

<u>Via E-mail</u>
Jeffery A. Brown
President
SigmaBroadband Co.
2690 Cobb Parkway
Suite A5
Atlanta, Georgia 33080

> **Re: SigmaBroadband Co.**
> **Current Report on Form 8-K**
> **Filed November 7, 2014**
> **File No. 333-191426**

Dear Mr. Brown:

We have reviewed your filing and have the following comment. Please respond to this letter in accordance with the instructions in our comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>General</u>

1.   It appears that you have prematurely declared that you are no longer a shell company. As you note in your disclosure, in order to terminate your shell status you must, among other things, have filed current Form 10 information with the Commission. Although you indicate that you currently have $10 million in unspecified telecommunications equipment on your books, you have not provided any indication of the nature of this equipment nor the nature of any business activities you are engaged in with respect to these assets. Please withdraw this Item 5.06 Form 8-K until you have filed your Form 10 information and provided clear evidence that you are no longer a shell.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director